Exhibit 99.2

Oasmia Pharmaceutical AB (NASDAQ: OASM) Corporate Presentation – Winter 2016

Forward Looking Statement IMPORTANT NOTICE: This document (or any part of it) is not to be reproduced, distributed, passed on, or the contents otherwise divulged, direct ly or indirectly, in or into the United States of America, Canada, Republic of Ireland, Switzerland, South Africa, Japan, Hong Kong, Singapore, Australia or N ew Zealand or in any country, territory or possession where to do so may contravene local securities laws or regulations. The information in this presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall the re be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would require preparation of further prospec tus es or other offer documentation, or be unlawful prior to registration, exemption from registration or qualification under the securities laws o f a ny such jurisdiction. The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from th e r egistration requirements of the United States Securities Act of 1933 (the “Securities Act”). No representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, co mpleteness or correctness of the information or opinion contained herein. The information in this presentation may not be forwarded or distributed to any other person and may not be reproduced in any ma nner whatsoever. Any forwarding, distribution, reproduction, or disclosure of this information in whole or in part is unauthorized. Failure to com ply with this directive may result in a violation of the Securities Act or the applicable laws of other jurisdictions. FORWARD LOOKING STATEMENTS: This presentation contains forward - looking statements that reflect management’s current views with respect to certain future events and potential financial performance . Although Oasmia believes that the expectations reflected in such forward looking statements are reasonable , no assurance can be given that such expectations will prove to have been correct . Accordingly , results could differ materially from those set out in the forward - looking statements as a result of various factors . Important factors that may cause such a difference for Oasmia include , but are not limited to : (i) the macroeconomic development , (ii) change in the competitive climate and (iii) change in interest rate level . This presentation does not imply that Oasmia has undertaken to revise these forward - looking statements , beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that will lead to changes compared to the date when these statements were provided. 1

Corporate Overview 2 ◼ Oasmia Pharmaceutical AB (NASDAQ OMX: OASM) is a Swedish pharmaceutical company focused on innovative treatments within human and animal oncology. ◼ The product and product candidates utilize a proprietary, nanoparticle formulation technology that is designed to facilitate the administration of intravenously - delivered active pharmaceutical ingredients, without the addition of toxic solvents. • Corporate Headquarters in Uppsala, Sweden • Market Capitalization: ~SEK 1.2 Billion / ~($130 Million USD) (1) ◼ XR - 17, Oasmia’s novel vitamin A based excipient, is the basis for a pipeline which consists of five (5) clinical stage programs for the treatment of various cancers in both humans and animals. ◼ Apealea/Paclical, Oasmia’s lead human health program recently completed a Phase 3 study with results demonstrating: • Non - inferiority to TAXOL® pertaining to efficacy • Improved safety and tolerability profile to that of TAXOL® ◼ While already approved as Paclical in Russia, Apealea /Paclical is expected to receive approval in the US and EU in 2017 ◼ In addition to several issued, pending, and published patents, Apealea /Paclical has received Orphan Drug Designation (ODD), and as such, will be privy to seven (7) years of market exclusivity within the US. ◼ Oasmia’s second product Doxophos, a novel formulation of doxorubicin and XR - 17, was filed for market approval in Russia in December 2015. (1) Market Capitalization as of 04/01/2016

Technology Platform 3 ◼ Based on novel Vitamin A derivate - proprietary technology based on in - house research and development ◼ Validated in clinical and toxicological studies ◼ Several clear advantages compared to existing therapies • Improves solubility and facilitates administration • Improves pharmacological profile and bioavailability • Allows for dual encapsulation of water - soluble and water - insoluble APIs in one nanoparticle ◼ Can form micelles by combining water - insoluble and water - soluble substances ◼ Several active molecules simultaneously (two cytostatics to be given in a single infusion) ◼ Patent protection until 2028 The XR - 17 molecule Hydrophilic, polar head Hydrophobic, non - polar chain API Micelle consisting of XR - 17 and paclitaxel Paclitaxel A water - insoluble cytostatic . Needs to be water - soluble to be injected Water - soluble Active Pharmaceutical Ingredient (API)

Advantages with a lower ratio (carrier vs API) • Enables higher doses • Shortens infusion time • No need for pre - medication • Lower toxicity • Lower production cost Advantages vs. Existing Therapies 4 CARRIER PRODUCT (API) RATIO (CARRIER vs API) HYPERSENSITIVITY XR - 17 Apealea/Paclical ( paclitaxel ) 1.3 : 1.0 No Doxophos (doxorubicin) 2.1 : 1.0 No Docecal (docetaxel) 2.25 : 1.0 No HSA Abraxane ® ( paclitaxel ) 9.0 : 1.0 Yes Cremophor El Taxol ® ( paclitaxel ) 88.0 : 1.0 Yes ( severe ), premedication is standard Tween 80 Taxotere ® ( docetaxel ) 26.0 : 1.0 Yes (severe), premedication is standard MPEG - DSPE Stealth liposomes Doxil ® / Caelyx ® ( doxorubicin ) 8.0 : 1.0 Yes

Potential API Candidates

- **Proprietary delivery technology is applicable across multiple APIs**
  - Enables proprietary development and partnering opportunities

Water insoluble compounds

- **Taxanes**
  - Cabazitaxel
  - Docetaxel
  - Ixabepilone
- **Etoposide**
- **Retinoids**
  - Fenretinide
  - Etretinate
  - Tazarotene – Bexarotene / Adapalene
- **Immunosuppressants**
  - Cyclosporine
  - Sirolimus
  - Tacrolimus
  - Everolimus

Water soluble compounds

- **Anthracydines**
  - Doxorubicin
  - Epirubicin – Idarubicin
  - Daunorubicin – Mitoxantrone
- **Camptothecin Analogues**
  - Topotecan
  - Irinotecan
- **Vinca Alkaloids**
  - Vinblastine
  - Vincristine
  - Vinorelbine
- **Amsacrine**
- **Procarbazine**

Dual encapsulation compounds

- Anthracyclines
- Camptothecin Analogues
- Vinca Alkaloids
- Amsacrine
- Procarbazine

+

- Taxanes
- Etoposide
- Retinoids
- Immunosuppressants

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0% 25% 50% 75% 100% Oncology therapeutics market Cytostatic market The Global Oncology Market 6 ◼ Five major products dominate the generic cytostatic market: • Paclitaxel ( Taxol ) • Docetaxel ( Taxotere ) • Abraxane • Doxorubicin ( Doxil / Caelyx ) • Carboplatin ◼ Before becoming generic, Taxol peaked at an annual turnover of ~ $1.6 billion. It is approved for a dozen cancer indications. ◼ Abraxane, a patented product launched in 2005 by Abraxis , has an annual turnover of ~$1.2 billion (2015). • Approved for three cancer indications. • Abraxis was acquired by Celgene in 2010 for $2.9 billion Total Oncology Therapeutics Market Cytostatics 45% ( volume ) Other therapies 55% Generic 70% Patented drugs 30% $100 billion $45 billion Total Cytostatic Market Source: IMS Institute for Healthcare Informatics 2013. Company estimates. The total oncology therapeutics market is expected to reach $147 billion by 2018

Robust Product Pipeline 7 HUMAN HEALTH Candidate Indication Pre - clinical Phase I Phase II Phase III Reg / Approval Geography Rights Apealea/Paclical ( paclitaxel ) Ovarian cancer Global (ex - RUS/CIS) Ovarian cancer Approved RUS/CIS Metastatic breast cancer On - going Global Metastatic breast cancer Pharmacokinetic Study vs. Abraxane – finalized Q3 2015 Global Doxophos ( doxorubicin ) Breast cancer Hybrid Filed for approval in Russia, Dec 15 Global Docecal (docetaxel) Breast cancer On - going On - going Global ANIMAL HEALTH Candidate Indication Pre - clinical Phase I Phase II Phase III Reg/Approval Geography Rights Paccal Vet ® - CA1 ( paclitaxel ) Mammary / squamous cell Planned for full approval Conditionally Approved (US) Global (ex - JAP) Mast cell On - going Global (ex - JAP) Doxophos Vet (doxorubicin) Lymphoma On - going Global

Apealea /Paclical – Competitors 8 ◼ Taxol and Abraxane currently generate in excess of $1.7 Billion in annual sales combined Product Apealea/Paclical Taxol Abraxane Cynviloq Company Oasmia NASDAQ:OASM) Generic Celgene Corporation (NASDAQ:CELG) Sorrento Therapeutics (NASDAQ:SRNE) Infusion solution Micellar solution Emulsion Colloidal suspension Micellar solution Particle size 25 nm 10 - 22 nm 130 nm ~25 nm Excipient XR - 17 Cremophor EL Human albumin Poly - lactide and polyethylene glycol diblock copolymer Dose 260 mg/m 2 175 mg/m 2 260 mg/m 2 260 mg/m 2 Ratio 1.3 : 1.0 88.0 : 1.0 9.0 : 1.0 5.0 : 1.0 Infusion time 1 hour 3 - 72 hours 1 hour 30 min Hypersensitivity No Yes Yes No

Docecal – Competitors 9 ◼ Taxotere generated $2.8 Billion in annual revenue for Sanofi in 2010 Product Docecal Taxotere Company Oasmia Sanofi - Aventis (now generic) Particle size 20 nm No particles Excipient XR - 17 Polysorbate 80, ethanol Dose 80 - 110 mg/m 2 75 - 100 mg/m 2 Ratio 2.25 : 1.0 26.0 : 1.0 Infusion time 1 hour 1 hour Pre - treatment No Yes Hypersensitivity No Yes Source: Sanofi filings. Primary areas of use for Taxotere include breast cancer, NSCLC, prostate cancer, gastric cancer and head and Neck cancer

Indication : Epithelial ovarian cancer (orphan designation granted in US and EU) Phase: Phase III finished ( collecting complementary Overall survival data) Type of study: Open , randomized , comparative (Taxol) Dose: 250mg/m 2 (Apealea /Paclical ); 175mg/m 2 (Taxol) Cycles: 6 (3 - week cycles ); 1hr per cycle Primary end - point: Non - inferiority between treatments in Progression Free Survival (CA 125 and CT) Size of study: 789 patients, 16 countries , 80 clinics Final results: Q4 - 2014 Progression Free Survival , 2016 Overall survival MA submission: Q4 - 2012 Russia (approved); EMA H1 2016 and FDA H2 2016 Comments: Combination therapy with carboplatin Apealea /Paclical : Phase III Study 10 ◼ Phase III Study to serve as the basis for the NDA and MAA Filings

Non-Inferiority Established

	Per Protocol Population		Per Protocol Population (<6 Cycles of Treatment)		Intent-to-Treat Population	
	Apealea /Paclical (n=311)	TAXOL® (n=333)	Apealea/Paclical (n=378)	TAXOL® (n=376)	Apealea /Paclical (n=397)	TAXOL® (n=392)
Number of Events	239	270	267	290	278	300
Censored Events (No progression/Death)	72	63	111	86	119	92
Median Time to Event*	10.3 mos.	10.1 mos.	10.2 mos.	10.0 mos.	10.2 mos.	10.0 mos.
P-value**	0.0938		0.0363		0.0548	

- **Patients treated with Apealea/Paclical tended to have longer progression free survival as compared to those patients receiving TAXOL®**
- **Patients with more frequent CT (every 3rd month during follow-up) also showed an advantage for Apealea/Paclical Median PFS = Apealea/Paclical : 12.0; TAXOL®: 10.2; p=0.0357**
- **The same pattern was seen when PFS was based on CA 125: Apealea/Paclical : 9.1; TAXOL®: 8.7; p= 0.1324**

Source: Company data OAS-07OVA (Pivotal Phase III Study)
* Non-inferiority was established by a Hazard ratio less than 1.00 and the upper confidence limit below 1.2 (as defined in the study protocol before start of study)
** The p-value shows an advantage for Apealea /Paclical (statistically significant for the population including patients that withdrew during the 6-cycle treatment period

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Risk Benefit Profile of Apealea /Paclical ◼ The infusion time is 1 hour ◼ Number of patients with hyperensitivity reactions is the same with Apealea /Paclical without pre - medication as with Taxol with pre - medication with corticosteroids and antihistamines ◼ There are more cases of myelosuppression , especially grade 4 neutropenia, but these events are reversible and easily handled in the clinic ◼ Other adverse events show a similar profile as Taxol with the exception of d iarrhea and vomiting which was more common in patients treated with Apealea /Paclical . However, it did not cause the patient to leave the study ◼ Despite the higher dose, the number of patients with neuropathy, considered as a paclitaxel effect, was not higher in the Apealea /Paclical group than in the Taxol group 12

Apealea /Paclical vs. Abraxane – Pharmacokinetic Study ◼ Cross - over, 2 cycles , 3 weeks between treatments • Patients randomized to a sequence o Apealea /Paclical + Abraxane or Abraxane + Apealea /Paclical • Infusion period: 1 h • Dose 260 mg/m2 • 28 patients received both treatments • Primary objective: to compare plasma concentration of total and unbound paclitaxel 13

Plasma concentrations of paclitaxel following 1h - infusion of Apealea /Paclical or Abraxane (260 mg/m2), cross - over study 14 Time, h 0 2 4 6 8 10 12 Mean (±SD) Total Plasma Paclitaxel Concentration, ng/mL 0 2000 4000 6000 8000 10000 12000 14000 Paclical, n= 28 Abraxane, n= 28 Time, h 0 2 4 6 8 10 12 Mean (±SD) Unbound Plasma Paclitaxel Concentration, ng/mL 0 200 400 600 800 Paclical, n= 28 Abraxane, n= 28 Mean ( ± SD) Total Plasma Paclitaxel Concentrations Following IV Administration of Apeale a/Paclical or Abraxane – All Patients Mean ( ± SD) Unbound Plasma Paclitaxel Concentrations Following IV Administration of Apealea / Paclical or Abraxane – All Patients Source: Company data OAS - 09APPK ”Pharmacokinetic comparison between Paclical and Abraxane”

Plasma concentrations of paclitaxel following 3h - infusion of Apealea /Paclical or Taxol (175 mg/m2), cross - over study 15 Source: Company data OAS - 09APPK ”Pharmacokinetic comparison between Paclical and Abraxane” 0 20 40 60 80 100 120 0 10 20 30 Time (h) Paclitaxel (ng/mL) Apealea/Paclical Mean Taxol Mean 0 500 1000 1500 2000 2500 3000 3500 4000 4500 5000 0 10 20 30 Time (h) Apealea/Paclical Mean Taxol Mean Mean curves of unbound plasma concentration of paclitaxel after identical doses of Apealea /Paclical and Taxol, 175 mg/m2 over 3 hours. Mean curves of total plasma concentration of paclitaxel after identical doses of Apealea /Paclical and Taxol, 175 mg/m2 over 3 hours. Paclitaxel (ng/mL)

Apealea /Paclical Regulatory Timelines 16 ◼ In April 2015, Apealea /Paclical received market authorization in the Russian Federation and will be marketed by Pharmasyntez ◼ As a reformulation of paclitaxel, Apealea /Paclical will be approved via the 505(b)(2) regulatory pathway in the US H2 - 2014 H1 - 2015 H2 - 2015 H1 - 2016 H2 - 2016 2017 Phase 3 Study Complete OS Data Russian Approval Complete European Filing European Approval US NDA Filing US Approval

Animal Health Market – Overview & Trends 17 ◼ Oasmia estimate: total market for Paccal Vet in the US, EU and Japan approx. 900,000 dogs per annum. Assuming 100,000 dogs treated in year 5 (at a price of $3,500 - 4,000), this presents an attractive opportunity Source: Oncology insight, Vetnosis , February 2008, Animal Pharm Reports “Companion Animal Health Products: 2006 Edition” General Trends Owner Trends Veterinarian and Medical Trends Global companion animal drug market worth ~$7 billion Almost exclusively based on human generic products One of four dogs will develop a tumor during its lifetime • Significant populations of dogs in both Europe and the US • Pet population growth in line with the human population 50% of dogs over 10 years old will die of cancer - related problems • Aging pet population in both Europe and the US ~83M dogs in the US and 1.1M are diagnosed with cancer each year • 50% diagnosed with skin cancer Owners now frequently view their pets as family members • Growing expectations for companion animal care Owners are increasingly educated regarding cancer management • Increased willingness to pursue cancer therapy Owners are willing to pay out of pocket for therapy • Estimated price per treatment of Paccal Vet - CA1 of $3,500 - $4,000 is tolerated by the broader market Growing investments from animal health industry Increased numbers of aging animals presented to vet clinics Veterinarians become gradually accustomed to treating an aging pet population • Increasing access to specialist oncologists and willingness to refer • Improving levels of diagnosis by first opinion vets Diagnostic advances are likely to positively impact the oncology market • Surgeries not expected to represent a significant market • Long term drug therapy expected to offer the greatest opportunity

Paccal Vet - CA1 and Doxophos Vet 18 PACCAL VET - CA1 DOXOPHOS VET API: Paclitaxel Doxorubicin Phase: Launched (mammary/squamous cell); Clinical Phase III (mast cell tumours) Clinical Phase 2 study on - going MUMS: Yes Yes Indications : Mammary carcinoma, squamous cell carcinoma, mast cell tumours Lymphoma Companion Animal: Dog Dog Life Cycle Management: Cat Cat

Investment Highlights 19 XR - 17, a Novel , Broadly Applicable Technology • Nanotechnology platform used to improve drug (API) solubility; patent protection filed to 2028 and onwards • Applicable across wide variety of APIs; can be combined with novel compounds and generic drugs • Nanoparticle drug delivery systems within oncology are well known ( i.e. Abraxane ® ) Late - stage Asset with Near - Term Data • Phase III trials successfully completed comparing Apealea /Paclical in combination with carboplatin to Taxol ® – Positive risk/benefit profile compared to standard treatment – Submission of Market Authorisation Application in Europe in 2016 – Orphan designation in the US and EU for ovarian cancer indication • Market approval in Russia and CIS in April 2015 Highly Attractive Oncology Market • Oncology market is the largest market in the biopharmaceutical space, estimated to be exceeding $100bn • First XR - 17 based product Apealea /Paclical will compete in the Abraxane and Taxol markets • Limited commercial infrastructure needed for US launch; Abraxis provides roadmap to success Animal Health Provides Near - Term Revenue • Paccal Vet - CA1 launched in July 2014 (mammary and squamous cell carcinoma) • Approval in animals would validate CMC and toxicology work for human NDA

Milestones 20 August 2015 Release of top line clinical data of Apealea/Paclical vs Abraxane October 2015 Listing on the NASDAQ NYC October 2015 Initiating Docecal ® Phase I clinical studies October 2015 Launch US Animal Oncology Platform and start implementing new strategy November 2015 Launch of Apealea/Paclical in Russia and CIS with Pharmasyntez December 2015 Submission for market approval of Doxophos ® in Russia Q1 – 2016 Filing for final sales approval for Apealea/Paclical to EMA H1 – 2016 Launch of Apealea/Paclical in Middle East & Africa with commercial partner H1 – 2016 Announcement of partner relationship for sales of Apealea/Paclical (China / Europe / US) H1 – 2016 Expecting OS data for Apealea/Paclical H2 – 2016 Submission for market approval of Apealea/Paclical to the FDA H2 – 2016 Expecting market approval of Apealea/Paclical in EU H2 – 2016 Expecting market approval of Doxophos ® in Russia ◼ Oasmia is looking forward to several key developments over the next year ◼ Recently obtained: ◼ Upcoming:

Capitalization Table 21 * Trades as American Depository Receipt (1 ADR = 3 ordinary shares) Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Capital Markets (OA SM .US ) Shares Total Potential ADR Shares Outstanding* 35,180,881 Restricted Shares NA Preferred Stock NA Convertible Debt NA Warrants – Outstanding (for shares) 140,352 Warrants – Outstanding (for ADR shares) 1,280,750 Fully Dilutes Shares (as reported) 109,525,246 (36,508,415 ADRs)

Stock Symbol: OASM (NASDAQ) Price (ADR): $3.82* (2/01/16) 52 Week Range: $2.88 – $4.49 Avg. Daily Volume (90 day): 7,763 Shares Outstanding: 34,958,581 (ADR) = 104,875,744 SO Market Cap: $133.5* Float: 16.6 Million* Financial Snapshot 22 Price & volume quotes from Yahoo! Finance and other reliable sources * Trades as American Depository Receipt (1 ADR = 3 ordinary shares) Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Capital Markets (OA SM .US )

Ownership S tructure 23 Ownership S tructure The 10 major shareholders as of Dec 31, 2015 Shares of votes and capital (%) Alceco International S.A. 33.3 Nexttobe AB 18.6 Bank of New York 4.9 Försäkringsaktiebolaget Avanza Pension 4.2 JP Morgan Clearing Corp 3.0 JP Morgan Bank Luxembourg 2.5 Liv & Pension, Nordea 1.8 SSE Opportunities LTD 1.7 Nordnet Pensionsförsäkring AB 1.4 Christer Ericson (private and company ) 1.4 In total approx. 3,400 shareholders Total number of shares (December 31, 2015):

Extensive IP Portfolio 24 ◼ A robust intellectual property portfolio of issued, pending, and published patents provides extensive protection for both Apealea/Paclical as well as XR - 17 across the seven major markets (US, Germany, Italy, France, Spain, UK and Japan) as well as a number of emerging markets . ◼ Of interest, Apealea/Paclical has received Orphan Drug Designation (ODD) from the USA FDA, and as such will be privy to seven (7) years of market exclusivity. Patent/Application Number Title Territory Status US 6,642,271 Potentiating Compounds United States Europe Japan Issued (11/4/2003) US 7,030,158 Therapeutic Compounds United States Europe Issued (4/18/2006) US 12/809,252 Drug Delivery System for Administration of Poorly Water Soluble Pharmaceutically Active Substances United States Europe Japan Pending (12/18/2008) US 12/809,259 Drug Delivery System for Administration of a Water Soluble, Cationic and Amphiphilic Pharmaceutically Active Substance United States Pending (12/18/2008)

Apealea/Paclical: Commercial 25 ◼ Apealea/Paclical can be launched with a targeted sales force in North America. • Focus on key specialty distributors and gaining formulary acceptance at major cancer centers . • Initially target ovarian cancer with an intent to expand the label into additional indications. • Taxol and Abraxane currently generate in excess of $1.7 billion in annual sales combined. Abraxane Success $134 $139 $288 $336 $315 $426 $473 $759 $998 $1,346 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E Global Abraxane Sales ($M) Source: SEC filings for Abraxis and Celgene . Centers for Disease Control and Prevention. ◼ Abraxane was approved and launched in 2005 with the initial indication for metastatic breast cancer • Showed efficacy and safety benefits over Taxol and Taxotere ◼ Initial sales force was ~80 sales representatives • From April 2006 through December 2008, Abraxis had a co - promotion agreement with AstraZeneca • At the time of Celgene’s acquisition, the North American sales team for Abraxane consisted of ~189 sales people • Marketing and medical affairs professionals ◼ The Abraxane label was later expanded to NSCLC (2012) and pancreatic cancer (2013)

Management – Selective 26 ◼ Julian Aleksov – Executive Chairman of the Board • Executive Chairman of Oasmia and one of the founders of the company • Extensive experience in coordination of research projects and strategic development of global intangible assets • Economist ◼ Anders Lundin – Chief Financial officer, acting Head of Information • Lundin’s latest employment was as Head of Finance at Q - Med in Uppsala • He has 21 years’ experience in business administration of commercial businesses • Among others, he had been employed as Finance Manager at GE Healthcare, Zarlink Semiconductor, Hi3g Access AB and Elektronikgruppen AB • Anders has a Bachelor degree in Business Administration from Uppsala University ◼ Mikael Asp – Chief Executive Officer • 25 years of experience from several companies within international pharmaceutical industry in research and development, production, quality assurance and as Qualified Person (QP) • Mikael has a Master of Science in Chemical Engineering

Oasmia Pharmaceutical AB (NASDAQ: OASM) Corporate Presentation – Winter 2016 Corporate Address : Vallongatan 1, Uppsala 752 28 Sweden Corporate Website: www.oasmia.com Media and Investor Relations: IRTH Communications Robert Haag, Managing Director 1 - 866 - 976 - 4784 OASM@irthcommunications.com